U.S. POST OFFICE
DELAYED

Ref BTRsec/Rls Admin/Letters/2002/0439

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA



02002830



invensys
RECEIVED
JAN 2 9 2002
352
SUPPL

8 January 2002

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 - 2 (b) of the 1934 Securities Exchange Act please find enclosed a press release announcing that Invensys sells Energy Storage to EnerSys.

Yours faithfully,



Rachel Spencer
Deputy Secretary

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL

dlw 1/31

Invensys plc Carlisle Place London SW1P 1BX United Kingdom
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879 www.invensys.com

Registered Office Invensys House Carlisle Place London SW1P 1BX Registered in England No. 166023



"emailalert@hemscott.co.uk" <emailalert
07/01/2002 07:46

To: "claudine.wykes@invensys.com" <claudine.wykes@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Disposal

RNS Number:5412P
Invensys PLC
7 January 2002

07 January 2002
Invensys sells Energy Storage for $505 million

Invensys plc, the global automation and controls Group ("Invensys")
announces
today the sale of its Energy Storage Group ("ESG") to EnerSys, Inc.
("EnerSys")
for a cash consideration of $505 million. In addition, Invensys will be
issued
warrants that, if exercised, may give Invensys up to a 28% equity stake in
the
enlarged company. EnerSys, an industrial batteries supplier, is a private
company controlled by Morgan Stanley Capital Partners IV, L.P. ("MSCP").
The
transaction incorporates an agreement governing the ongoing supply of
batteries
by the enlarged EnerSys to Invensys. Completion is subject to regulatory
approval, in particular in US, France (see below) and China, and the
receipt of
financing by EnerSys, and is currently expected to be in March 2002.

Rick Haythornthwaite, CEO of Invensys said:
"This significant transaction continues the Board's focus on reducing the
level
of indebtedness of Invensys through the disposal of non-core assets. It
will
also create a more focused Power Systems division that is better positioned
to
serve its customers in partnership with an industry leading batteries
supplier. The supply agreement ensures supply of top quality components
for
our Power Systems division and will continue to enable the synergies
between
ESG and the Power Systems division to be realised. The warrants give our
shareholders the opportunity to benefit from the value creation that the
enlarged EnerSys has the potential to achieve. We are pleased with the
terms
of this transaction, which has been achieved in a challenging environment
for
corporate transactions and many of the sectors that ESG supplies."

John D. Craig, CEO of EnerSys, said:
"This acquisition significantly enhances the strategic positioning and
scale of
EnerSys. The enlarged EnerSys, combining the US strength of EnerSys and
the
European based ESG, will result in the world's largest industrial battery

company. The expanded product portfolio, which includes leading brands such as
Hawker, Exide, General and Powersafe will offer customers the widest product
selection from any one manufacturer. The combined worldwide manufacturing and
distribution network will position the company to serve our global customer base and offer exciting opportunities for our employees".

ESG is expected, for the period ending 31 March 2002, to achieve sales of approximately $600m (#415m) and profits before restructuring, interest and tax
of around $60m (#41m). Net operating assets, which are expected to be the subject of the transaction, are approximately $435m (#300m) - excluding #277m
goodwill already written off to reserves.

The cash proceeds will be used to reduce debt.

In order to comply with the relevant French legal requirements, no binding agreement has been entered into in relation to including the sale of the French
ESG business in the transaction, and no such agreement will exist until and unless the information/consultation process of the council of workers has been
complied with in accordance with French law.

Contact:

Victoria Scarth Tel: +44(0) 20 7821 3712
Invensys plc

Simon Holberton/Ben Brewerton Tel: +44(0) 20 7404 5959
Brunswick

Notes

ESG
ESG is a leading supplier of standby and motive batteries and battery chargers. Standby batteries supply backup power, typically in conjunction with
an uninterruptible power supply, in the event of power disturbances and are supplied primarily to the telecommunication and information technology sectors.
Motive power batteries provide power for industrial equipment such as forklift
trucks. ESG has 15 manufacturing facilities worldwide in 9 countries and approximately 5,000 employees.

Invensys plc
Invensys is one of the global leaders in automation and controls. Headquartered
in London, England, Invensys operates in all regions of the world through four
divisions - Software Systems, Automation Systems, Power Systems and Control Systems. With close to 76,000 employees, the Group supplies products and services ranging from advanced control systems, remote diagnostics and energy
management for process plants, factories and commercial environments to electronic devices and networks for residential buildings, as well as complete

power systems for the industrial, telecommunications and information technology
sectors.

EnerSys
EnerSys is a leader in stored energy solutions. The company maintains its worldwide headquarters, research, development and engineering facilities in Reading, Pennsylvania. EnerSys operates manufacturing facilities in the United
States, Argentina, Brazil and Mexico, plus assembly operations in Canada, and
has 2,500 employees. The company was formed through the acquisition of the Industrial Products Group of Yuasa Corp. by Morgan Stanley Capital Partners and
the management team of EnerSys in November 2000.

Morgan Stanley Capital Partners
Morgan Stanley Capital Partners is the main fund of Morgan Stanley Private Equity, the private equity business of Morgan Stanley & Co. (NYSE:MWD). Since
its founding 17 years ago, Morgan Stanley Private Equity's funds have invested
capital across a broad range of industries including telecommunications, technology, financial services, healthcare and basic industry. Morgan Stanley
Private Equity's funds consist of Capital Partners, Venture Partners and Emerging Markets.

FORWARD LOOKING INFORMATION
This release contains certain "forward-looking statements" within the meaning
of the Private Securities Litigation Reform Act of 1995. These statements are
based on management's current expectations and are subject to uncertainty and
changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking
statements in this release include statements addressing the following subjects: future financial and operating results; and, the benefits of the acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the businesses of EnerSys and ESG will not be integrated successfully; and, other economic, business, competitive and/or regulatory factors affecting
EnerSys' and ESG's businesses generally.

END

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